Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street Northwest

Atlanta, Georgia 30309

November 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-701

Attention: Ms. Pamela Long, Assistant Director

RE:	Berry Plastics Group, Inc.

Registration Statement on Form S-4

Filed September 26, 2016

File No. 333-213803

Dear Ms. Long:

On behalf of our client Berry Plastics Group, Inc. (the “Berry”), please find responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 21, 2016, regarding the Registration Statement on Form S-4 (File No. 333-213803) filed by Berry on September 26, 2016 (the “Registration Statement”). With respect to the Registration Statement, the responses are based on information provided to us by Berry, AEP Industries Inc. (“AEP”) and their respective representatives.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by the response. Concurrently with this correspondence, Berry is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments below. The page numbers in the responses to the comments below refer to pages of Amendment No. 1. Terms not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch that were shared with the AEP board and its representatives.

Response: In response to the Staff’s comment, we understand that a copy of the final presentation materials prepared by BofA Merrill Lynch in connection with its fairness opinion, dated August 24, 2016, that was delivered to the AEP board of directors, has been provided by BofA Merrill Lynch under separate cover. We understand that BofA Merrill Lynch is providing the presentation materials on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933 and is requesting confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Please limit your letter to AEP stockholders to one page. See Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the letter to AEP stockholders has been modified. Please refer to the revised letter in Amendment No. 1.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

Summary, page 9
What AEP Stockholders Will Receive in the Mergers, page 11

3.	We note that Berry may elect, in its sole discretion, to pay the entire merger consideration solely in cash if AEP cannot deliver a written tax opinion or “there is a parent material adverse effect (as defined in the merger agreement).” Please briefly disclose these conditions here and in the merger agreement section. Additionally, please disclose how AEP shareholders will be notified if Berry makes this election.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 12, 46 and 82 to disclose the conditions under which the Alternative Funding Election provision may be triggered and the method of disclosing such election to AEP stockholders.

Interests of Certain Directors and Executive Officers of AEP in the Mergers, page 13

4.	Please revise your discussion of the different interests held by certain directors and officers of AEP in the Q&A and summary sections to quantify the value of such interests.

Response: In response to the Staff’s comment, the disclosure on pages 5 and 13 has been revised to include this information.

Conditions to the Mergers, page 15

5.	Please disclose the circumstances, if any, under which you would resolicit the vote of AEP stockholders upon waiver of any of the conditions.

Response: In response to the Staff’s comment, the disclosure on pages 8 and 46 of Amendment No. 1 has been revised to state (a) that AEP does not intend to resolicit its stockholders’ votes in the event that Berry makes the Alternative Funding Election, (b) that, if Berry makes the Alternative Funding Election before the special meeting of AEP stockholders, AEP will give stockholders who have already properly submitted their votes with an opportunity to change their votes with respect to the adoption of the merger agreement and other matters to be considered at the special meeting of AEP stockholders in light of the Alternative Funding Election and (c) that, if Berry makes the Alternative Funding Election on or after the special meeting of AEP stockholders, AEP does not intend to convene another special meeting of its stockholders regarding the adoption of the merger agreement and the other matters considered at the AEP special meeting and accordingly AEP’s stockholders should take into account the possibility that the Alternative Funding Election could occur when voting their shares with respect to the adoption of the merger agreement.

In the event either party waives a condition to the merger agreement, the AEP board of directors does not intend to resolicit stockholder approval of the mergers unless required to do so by law or the rules of the Nasdaq Global Select Market.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 21

6.	Please expand your introduction to include descriptions of the financing transactions that was used to complete the acquisition of AVINTIV and will be used to complete the acquisition of AEP. Please also provide a description of what the pro forma presentation shows. Please refer to Article 11-02(b)(2) of Regulation S-X.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

Response: In response to the Staff’s comment, the disclosure has been revised on page 21.

7.	Please revise your disclosure to clarify that the unaudited pro forma condensed consolidated statements of operations give effect to the acquisition and mergers as if they occurred on September 28, 2014, the first day of fiscal year 2015. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised on page 21.

8.	Please update your disclosures throughout the pro forma financial information presentation to note that the measurement period for the AVINTIV acquisition is complete and revise the corresponding amounts as appropriate. Please refer to ASC 805-10-25-14 for guidance.

Response: In response to the Staff’s comment, the references to the purchase accounting adjustments to reflect the AVINTIV acquisition not being finalized have been removed from pages 21, 25 and 30. Disclosures of the corresponding amounts to reflect the finalization of the AVINTIV acquisition purchase accounting adjustments have been revised throughout the pro forma financial presentation in Amendment No. 1.

Balance Sheet, page 26

9.	Please expand your discussion in footnote (a) of the consideration to include a discussion of the impact of the AEP equity awards on the number of outstanding AEP shares of common stock to be exchanged for cash and Berry shares of common stock.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (f) on page 26 to reflect that 230,000 shares underlying AEP equity awards will vest as a result of the mergers.

10.	Please expand the disclosures in the footnotes to provide an allocation of the purchase price to the specific identifiable tangible and intangible assets and liabilities. Please refer to ASC 805-20-50-1 and ASC 805-10-55-41 for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (1) on page 26 of and footnote (j) on page 27.

11.	In regard to the allocation for the merger with AEP, please disclose how you estimated the fair values of intangible assets other than goodwill and how you determined the estimated useful lives.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (j) on page 27.

Statement of Operations, page 28

12.	Please include disclosures for the nonrecurring charges or credits directly attributable to the transactions. Examples for the AEP merger include compensation to executives in connection with the consummation of the merger; the modifications to the AEP equity awards for early vesting; and transaction costs. Please refer to Article 11-02(b)(5) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (6) on page 30.

13.	Please expand footnotes (h) and (j) related to the acquisition of AVINTIV to provide sufficient information to allow an investor to understand how the adjustment amount was calculated.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (m) on page 29 and footnote (o) on page 30.

14.	Please expand footnote (k) related to the financing of the AVINTIV acquisition to disclose the amount of the debt incurred along with the interest rate and maturity terms.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (p) on page 30.

15.	Please expand footnote (l) to provide investors with sufficient information to understand how you arrived at an income tax benefit of $71 million for AVINTIV net loss adjustments before income taxes of $51 million for fiscal year 2015. Please refer to Instruction 7 to Article 11-02 of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (q) on page 30.

16.	Please expand footnote (o) related to the financing of the cash portion of the AEP merger consideration to disclose the amount of the debt to be incurred along with the interest rate and maturity terms.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (t) on page 31.

17.	Please expand footnote (o) to provide a discussion of the impact the Alternative Funding Election would have on the pro forma interest expense and net income. Please also include a footnote to demonstrate the impact, if any, to pro forma earnings per share. Please refer to your corresponding disclosure under footnote (a) to the Balance Sheet and Article 11-02(b)(8) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (t) on page 31 to discuss the impact of the Alternative Funding Election.

18.	Please expand your disclosures to clarify why you are using a statutory rate of 38% for the AEP merger and financing adjustments for tax purposes and 35% for the AVINTIV acquisition and financing adjustments. Please refer to Instruction 7 to Article 11-02 of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure has been revised in footnote (q) on page 30.

Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 31

19.	For the book value per share and three quarterly periods ended July 2, 2016 basic and diluted earnings per share amounts under the Berry/AVINTIV Pro Forma column, please either include a footnote explaining what these amounts represent or remove the amounts, since there is no corresponding pro forma financial information presented.

Response: In response to the Staff’s comment, the disclosure has been revised on page 22 to remove July 2, 2016 Berry/AVINTIV Pro Forma amounts.

Risk Factors, page 34
The mergers may not be accretive..., page 38

20.	Please disclose here or in an appropriate section the anticipated amount of accretion per share of the merged company.

Response: In response to the Staff’s comment, the disclosure has been revised on page 39.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

AEP and Berry have incurred and will continue to incur..., page 38

21.	Please quantify to the extent possible, the significant recurring and non-recurring costs AEP and Berry, respectively, expect to incur in connection with this merger.

Response: In response to the Staff’s comment, the disclosure has been revised on page 39.

Background of the Mergers, page 46

22.	Please disclose the strategic options discussed at the December 21, 2015, January 13, 2016 and March 4, 2016 meetings.

Response: In response to the Staff’s comment, the disclosure has been revised on page 47.

23.	We note your disclosure that BofA Merrill Lynch contacted Berry regarding potential interest in light of Berry’s prior outreach to AEP in recent years. Please briefly elaborate on the prior outreach by Berry, including the timeframe and substance of such discussions.

Response: In response to the Staff’s comment, the disclosure in the “Background of the Mergers” section on page 47 has been revised to elaborate on the prior outreach by Berry to AEP.

24.	We note your disclosure regarding Party B’s inquiry. Please elaborate on the AEP board’s consideration of Party B’s inquiry.

Response: In response to the Staff’s comment, the disclosure in the “Background of the Mergers” section of Amendment No. 1 has been revised to include disclosure regarding the consideration by the AEP board of directors of the inquiry received from Party B. See page 48.

25.	Please elaborate on the AEP board’s consideration of Party A’s oral indication of interest.

Response: In response to the Staff’s comment, the disclosure in the “Background of the Mergers” section of Amendment No. 1 has been revised to include the AEP board’s consideration of Party A’s oral indication of interest. See page 49.

26.	We note that on April 26, May 17, and July 18, 2016, respectively, AEP entered into nondisclosure agreements that included standstill provisions benefiting one party over another. Please briefly explain the nature of these benefits in your next amendment.

Response: In response to the Staff’s comment, the disclosure in the “Background of the Mergers” section of Amendment No. 1 has been revised to describe the standstill provisions in the nondisclosure agreements entered into by AEP with Party A and Berry. See pages 48 and 50.

27.	We note the disclosure that AEP formed an Administrative Committee of the independent directors. Please disclose the members of the committee, how the members were selected and the committee’s duties.

Response: In response to the Staff’s comment, the disclosure in the “Background of the Mergers” section of Amendment No. 1 has been revised to disclose the members of the Administrative Committee, how such members were selected and the Administrative Committee’s duties. See page 50.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

28.	It appears from your disclosure that the board may have considered a formal sales process. Please revise your disclosure to discuss why board decided not to pursue a formal sale process.

Response: In response to the Staff’s comment, the disclosure on page 50 has been revised to include this information.

29.	Please disclose the “strategic alternatives” the AEP board and its representatives discussed on August 4, 2016 and disclose any conclusions reached regarding those alternatives, including any potential risks, rewards and uncertainties associated with each alternative.

Response: In response to the Staff’s comment, the disclosure on page 51 has been revised to include this information.

30.	Please expand upon the AEP board’s discussion of “the introduction of the Alternative Funding Election” on August 16, 2016.

Response: In response to the Staff’s comment, the disclosure on page 52 has been revised to include information regarding the Alternative Funding election.

AEP’s Reasons for the Mergers and Recommendation of the Board of Directors, page 52

31.	In the fifth bullet point on page 53, please elaborate upon the nature of expected synergies from this merger. We note that the investor presentation—filed on Form 425 by Berry on August 25, 2016—states that there are “significant, clearly identifiable cost synergies” and that “annual cost synergies [are] expected to meet or exceed $50 million.”

Response: In response to the Staff’s comment, the disclosure on page 56 has been revised to include this information.

Opinion of Financial Advisor to AEP, page 66
AEP Financial Analyses, page 68
Selected Publicly Traded Companies Analysis, page 68

32.	Please disclose the enterprise value of each selected company, or the range of enterprise values, discussed in this section.

Response: In response to the Staff’s comment, the following information is provided. BofA Merrill Lynch has informed us that, as of August 24, 2016, the enterprise values used to calculate the “EV / LTM adjusted EBITDA” and “EV / CY 2016 EBITDA” multiples ranged from (i) $5.6 billion to $13.8 billion for the “specialty packaging companies” and (ii) $666 million to $2.1 billion for the “selected small cap packaging companies.” However, such enterprise values were not included in the presentation materials prepared by BofA Merrill Lynch and provided to the AEP board of directors in connection with BofA Merrill Lynch’s opinion, dated August 24, 2016 and, as such, were not relied on by the AEP board of directors.

33.	Please expand upon how the four “selected small cap companies” were chosen.

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

Response: The four “selected small cap companies” were chosen because they are also packaging companies. In response to the Staff’s comment, the disclosure on pages 71 and 72 has been revised to include this information.

34.	We note your disclosure here that conducting this analysis “involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which AEP was compared.” Please disclose the primary considerations and judgments made when comparing these companies to AEP. This comment also applies to the corresponding section in your Selected Precedent Transactions Analysis at the top of page 70.

Response: In response to the Staff’s comment, we believe the current disclosure already reflects the primary considerations and judgments made when comparing the “selected publicly traded companies” to AEP, and the “selected transactions” to this current transaction, such as the relevant industry and size. However, as noted in the disclosure, no company, business or transaction that was used in these analyses is identical or directly comparable to AEP or the mergers and an evaluation of the results of these analyses is not entirely mathematical.

Selected Precedent Transactions Analysis, page 69

35.	Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Response: In response to the Staff’s comment, the following information is provided. BofA Merrill Lynch has informed us that the enterprise values of the “selected transactions” ranged from $188 million to $2.8 billion. However, such enterprise values were not included in the presentation materials prepared by BofA Merrill Lynch and provided to the AEP board of directors in connection with BofA Merrill Lynch’s opinion, dated August 24, 2016 and, as such, were not relied upon by the AEP board of directors.

Miscellaneous, page 71

36.	Please disclose the amount of BofA Merrill Lynch’s fee that is contingent upon completion of the merger.

Response: In response to the Staff’s comment, the disclosure on page 75 has been revised to include this information.

*          *          *          *

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 8, 2016

Please contact me (404-572-6785) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson, Esq.

cc:	Tracey Houser

Melissa Rocha

David Korvin

Asia Timmons-Pierce

Securities and Exchange Commission

Jason K. Greene, Esq.

Berry Plastics Group, Inc.

Louis C Spelios, Esq.

Bryan Cave LLP

Paul M. Feeney

AEP Industries, Inc.

Richard J. Grossman, Esq.

Daniel J. Goldmintz, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Michael S. Ben, Esq.

Meredith Ervine, Esq.

Honigman Miller Schwartz and Cohn LLP